Exhibit 99.1

NEWS RELEASE

UROPLASTY, INC. REPORTS FIRST QUARTER FINANCIAL RESULTS
ENDING JUNE 30, 2003

Wednesday, August 13, 2003

MINNEAPOLIS, MN — Uroplasty, Inc. (OTC: UPST — news) reported its worldwide financial results for the first quarter ended June 30, 2003 with total net sales of all products at $1,359,589, representing a 4% increase when compared to net sales of $1,309,099 for the first quarter ended June 30, 2002. The Macroplastique® product line accounted for approximately 84% of total net sales during each of the first quarters of fiscal 2004 and 2003. The sales increase was the result of a decrease in unit sales, offset by favorable fluctuations in foreign currency exchange rates between the U.S. Dollar (the functional reporting currency) and the Euro and British Pound (currencies of the Company’s subsidiaries). Excluding the fluctuations in foreign currency exchange rates, the sales volume decrease was approximately 14%. Management believes the sales decrease in units was primarily due to competition and economic conditions. Gross profit was $954,002 and $889,385 for the quarters ended June 30, 2003 and 2002, respectively, or 70% and 68% of net sales. The first quarter had a net loss of $(450,119) compared to net income of $449,785 for the same period last year. The net income for the first quarter of fiscal year 2003 was partly due to a $420,020 gain from currency exchange rates and a $180,000 settlement.

General and administrative expenses increased from $272,467 during the first quarter of fiscal 2003 to $465,276 during the first quarter of fiscal 2004 due to increased consulting, legal, audit and shareholder expenses. Research and development expenses decreased $80,845, or 16%, from $519,418 during the first quarter of fiscal 2003 to $438,573 during the first quarter of fiscal 2004. The decrease resulted from a decline in clinical costs due to the completion of the patient enrollment phase in the Company’s multi-center FDA IDE clinical study in February 2003. Selling and marketing expenses increased 66% from $254,163 during the first quarter of fiscal 2003 to $422,410 during the first quarter of fiscal 2004.

CEO Dan Holman stated, “Each quarter now is a major step for Uroplasty as we approach nearer to one of our most important goals: the regulatory approval to market Macroplastique in the U.S. as a solution to stress urinary incontinence in women. We have completed both the patient enrollment and treatment phases of the FDA clinical study, and are now in the final stage of patient follow-up.”

“Our confidence in the ultimate outcome of these FDA trials lies in the fact that Macroplastique has been used to treat thousands of patients worldwide. Its European success has enabled Uroplasty to enjoy all of the necessary European approvals and aggressively market our product in much of the world. Uroplasty has over a decade of experience with the Macroplastique soft-tissue bulking technology.”

Holman further stated, “European success has been beneficial on two important fronts. European revenues, to a large extent, fund our U.S. trials, reducing the clinical cost burn rate that encumbers so many of our peers. Secondly, and just as importantly, we are able to research and market a multiplicity of applications of Macroplastique in Europe. We are continuing the European launch of PTP implants, a soft tissue-bulking agent for the minimally invasive outpatient treatment of fecal incontinence.”

“We believe our European marketing efforts will further increase our revenue stream and highlight that Macroplastique is a ‘platform technology’ capable of supporting and growing Uroplasty into a major force in the incontinence and related markets. We believe our aging world population will dramatically expand the incontinence market that is already measured in the billions of dollars. We have timed Uroplasty to creatively and compassionately confront that market.”

“We believe it is imperative that we get this message out to the investment community. In cooperation with CCRI, a nationally known and respected investor relations consulting group, Uroplasty management is meeting with investment professionals throughout the country. We believe that Uroplasty represents an extraordinarily good value in a very large market.”

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Uroplasty is a medical device company that develops, manufactures and markets a family of injectable implant products used for soft-tissue augmentation for specific indications in urology, urogynecology, colon and rectal, otolaryngology and plastic surgery markets. The Company’s products offer physicians and their patients a minimally invasive treatment option for urinary incontinence, vesicoureteral reflux, fecal incontinence, vocal cord rehabilitation and dermal augmentation. Uroplasty’s products are CE marked for these indications and sold in markets outside the United States.

Summary of Operations:

	First Quarter Ended

	6/30/03	6/30/02

Net sales	$1,359,589	1,309,099
Operating loss	(372,257)	(156,663)
Net income (loss)	$(450,119)	449,785
Basic income (loss) per common share	$(0.10)	0.19
Diluted income (loss) per common share	$(0.10)	0.19
Weighted average common shares outstanding:
Basic	4,483,971	2,343,249
Diluted	4,483,971	2,362,030

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The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, including our internal projections of anticipated fiscal 2004 operating results, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which indicate future events and trends identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing of our products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, our reliance on a single product for most of our current sales; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third-party reimbursement for our products; the results of our current human clinical trial; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price.

Uroplasty, Inc. stock is traded on the OTC Bulletin Board system under the symbol “UPST.OB.” FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Holman.

UROPLASTY, INC.
Daniel G. Holman, President / CEO
2718 Summer Street NE, Minneapolis, MN 55413-2820
Tel: 612-378-1180
Fax: 612-378-2027
E-mail: danielh@uroplasty.com